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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ---------------
                                  SCHEDULE TO
  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934
                               (Amendment No. 2)
                               ---------------
                        Katy Industries, Inc. (Issuer)
                           (Name of Subject Company)
                    KKTY Holding Company, L.L.C. (Offeror)
                       Kohlberg & Co., L.L.C. (Offeror)
                           (Names of Filing Persons)
                               ---------------
                    Common Stock, $1.00 Par Value Per Share
                        (Title of Class of Securities)
                                  486-026-107
                     (CUSIP Number of Class of Securities)
                               ---------------
                             Christopher Lacovara
                         KKTY Holding Company, L.L.C.
                          c/o Kohlberg & Co., L.L.C.
                               111 Radio Circle
                          Mount Kisco, New York 10549
                           Telephone (914) 241-7430
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)
                                With Copies To:
                               Raul Grable, Esq.
                               Hunton & Williams
                                200 Park Avenue
                         New York, New York 10166-0136
                           Calculation of Filing Fee
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
      Transaction Valuation: *                           Amount of Filing Fee:
             $20,000,000                                        $4,000
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  *  For purposes of calculating the filing fee only. This amount is based on a per share offering price of $8.00 for up to 2,500,000 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by KKTY Holding Company, L.L.C.
  [X]Check box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $4,000
     Form or Registration No.: 005-31211
     Filing Parties: KKTY Holding Company, L.L.C.
                     Kohlberg & Co., L.L.C.
     Date Filed: April 25, 2001
  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transactions subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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   This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO filed by KKTY Holding Company, L.L.C., a Delaware limited liability company ("Purchaser"), and Kohlberg & Co., L.L.C., a Delaware limited liability company ("Kohlberg & Co."), on April 25, 2001, as amended by Amendment No. 1 to the Schedule TO filed on April 26, 2001 (as amended, the "Schedule TO"). The Schedule TO relates to the offer by Purchaser to purchase up to 2,500,000, but not less than 2,000,000, outstanding shares of Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights, at a purchase price of $8.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1-11.

   Items 1 through 11 of the Schedule TO are hereby amended and supplemented by incorporating by reference therein the press release issued by the Company on May 8, 2001, a copy of which is filed herewith as Exhibit (a)(1)(I) to the Schedule TO.

ITEM 12.

   Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a) (1) (I) -- Press Release issued by the Company on May 8, 2001.

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                                   Signature

   After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2001                        KKTY HOLDING COMPANY, L.L.C.

                                             /s/ Christopher Lacovara
                                          By:__________________________________
                                             Christopher Lacovara
                                             Authorized Manager

Dated: May 9, 2001                        KOHLBERG & CO., L.L.C.

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

                                       3
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                                 EXHIBIT INDEX

(a) (1) (I) -- Press Release issued by the Company on May 8, 2001.